December 9, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (215) 790-4732

Mr. David A. Simon
Vice President and Chief Financial Officer
EBL&S Property Management, Inc.
230 South Broad Street, Mezzanine Level
Philadelphia, PA  19102

Re:	National Property Analysts Master Limited Partnership
      Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 000-24816

Dear Mr. Simon:

      We have reviewed your November 2, 2005 and December 8, 2005 response letters and have the following additional comments.

1. We have considered your response to our previous comments in regards to your accounting treatment for the forgiveness of debt by
NPAEP and PVPG. When a forgiveness of debt from a related party occurs, there is a presumption that the forgiveness is a capital transaction in substance. You have not provided a reasonable basis to overcome this presumption. Accordingly, please restate your historical financial statements to account for the forgiveness of debt by NPAEP and PVPG as a capital transaction.

2. Please provide us with your revised calculation of the discount associated with the Lake Mary property and the incremental increase to interest expense and impact on your historical financial statements. In this regard, please also tell us how you evaluated the materiality of this error, including each financial statement line item and for each period presented in the filing rather than evaluating on an average basis. For instance, we note that the annual understatement of interest expense related solely to the Lake
Mary property represents greater than 10% of your net loss for the years ended December 31, 2004 and 2002. Refer also to SAB Topic 1M.

3. As requested in our call on November 17, 2005, please provide us with the results of your analysis to identify the population of wrap mortgages that contain similar errors related to the calculation and amortization of the balloon interest component of the unamortized discount. In your response, please quantify the error on an individual and aggregate basis for each property and for each historical period that this error occurred. Also, tell us how you concluded that this population of errors when aggregated with the Lake Mary property does not result in a material misstatement.

4. As discussed in our conference call on November 17, 2005, we reviewed your revised present value calculation in your letter dated
November 2, 2005 in response to comment 3 and have the following additional comments:

a. Please explain the principal differences, or revise your calculation, in the amount shown as (1) total payments for years 1996
- 2013 of $22.5 million and (2) interest (on a non-discounted basis) and the reduction in principal of your wrap mortgages in the aggregate amount of $24.5 million. Specifically, please explain why the principal reduction in your wrap mortgages during years 2005 - 2013 exceed payments less interest (on a non-discounted basis) for each of the respective years.

b. Please explain the principal differences in the initial wrap balance, net of unamortized discount, in the amount of $4.3 million compared to the net present value of $7.7 million.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. David A. Simon
EBL&S Property Management, Inc.
December 9, 2005
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